Exhibit 18




May 18, 1995


To the Board of Directors
of S&K Famous Brands, Inc.


Dear Directors:

We have been furnished with a copy of the Company's Form 10-Q for the quarter ended April 29, 1995. Note C therein describes a change in the method of determining the cost of inventories from the last-in, first-out method to the average cost method. It should be understood that the preferability of one acceptable method of inventory accounting over another has not been addressed in any authoritative accounting literature and in arriving at our opinion expressed below, we have relied on management's business planning and judgment. Based upon our discussions with management and the stated reasons for the change, we believe that such change represents, in your circumstances, the adoption of a preferable alternative accounting principle for inventories in conformity with Accounting Principles Board Opinion No. 20.

We have not made an audit in accordance with generally accepted auditing standards of the financial statements of S&K Famous Brands, Inc. for the three-month period ended April 29, 1995 or April 30, 1994 and, accordingly, we express no opinion thereon or on the financial information filed as part of the Form 10-Q of which this letter is to be an exhibit.

Price Waterhouse LLP